FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 22, 2014

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock of BenQ Materials Corp. on behalf of Konly Venture Corp. ("Konly"), a subsidiary of AUO” dated September 22, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: September 22, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
September 22, 2014
English Language Summary

Subject: To announce the disposal of common stock of BenQ Materials Corp. on behalf of Konly Venture Corp. ("Konly"), a subsidiary of AUO

Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2014/9/22

Contents:

1. Name of the securities:Common stock of BenQ Materials Corp. (”BenQ Materials”)
2.Trading date:2014/8/14~2014/9/22
3.Trading volume, unit price, and total monetary amount of the transaction:
Volume: 8,160 thousand shares
Unit price: NT$39.82 per share averagely
Total monetary amount: NT$325.0 million
4. Gain (or loss) (not applicable in case of acquisition of securities):
Expected Gain(*):NT$228.3 million
*Pre-taxes and trading fees
5. Relationship with the underlying company of the trade:
An investee company of Konly
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Current cumulative volume: 930 thousand shares
Current cumulative amount: NT$41.4 million
Shareholding percentage of the holding: 0.3%
Status of any restriction of rights (e.g.pledges): None
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
Current ratio of long or short term securities investment (including the current trade) to the total assets: 65.6%
Current ratio of long or short term securities investment (including the current trade) to the shareholder's equity: 65.6%
The operational capital: NT$1,309.6 million
*Konly's information was based on 2014Q2 unaudited standalone financial statements.
8. oncrete purpose/objective of the acquisition or disposal:
To liquidate long-term investment and enhance working capital
9. Do the directors have any objections to the present transaction?: No
10.Any other matters that need to be specified: No